

Bradford & Bingley

03 JUL -9 AM 7:21

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03024405

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Tel. 01274 806106

2 July 2003

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

Phil Kershaw
Deputy Company Secretary

dlw 7/9

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bbg.co.uk

F427 (02/2002)



Bradford & Bingley Plc
Pre-Close Briefing – 27th June 2003

Bradford & Bingley will today be holding a conference call with analysts ahead of its close period. This statement details information that will be conveyed during the call.

Overview

Our lending business continues to perform well, substantially increasing assets and growing market share.

We have maintained momentum in our mortgage broking business but the drop in transaction volumes, in both the housing and investment markets, has adversely affected our short-term property and wealth performance.

Our success in mortgage broking allows us to focus on selective lending and provides a strong business model in the highly competitive UK mortgage market.

Overall, we expect Group profits in the first half to be slightly below the £135m pre-exceptional profits achieved in the first half of 2002. No exceptional costs have been incurred.

Lending, our core business, has grown strongly

- We have achieved a significant increase in net lending in the first five months of the year and will enter the second half with record pipelines
- Our organic growth has been supplemented by two previously announced loan portfolio acquisitions from GMAC-RFC totalling £730 million
- Credit quality continues to improve in all mortgage portfolios
- Selective lending growth is at lower margins than those achieved on the residential back book but significantly above those available in the mainstream market

Savings balances and margins have been maintained in a highly competitive market

Distribution development has continued but profits have been held back by difficult market conditions

- Mortgage broking has continued to grow strongly
- Other revenues have fallen due to lower transaction volumes
- Additional expenditure has been incurred and will continue as we prepare for impending regulatory changes
- As a result, the Distribution business will make a marginal contribution to profits in the first six months although we expect second half performance to improve

We have continued to actively manage our capital base

- We have issued £250m of Upper Tier 2 subordinated debt
- We have now repurchased 41m shares at a cost of £131m

Commenting on the Group's performance, Christopher Rodrigues, Group Chief Executive, said:

"Our business performance has been underpinned by record growth in quality selective lending and increased mortgage broking revenues. These have largely offset the impact of a slow housing market and a decline in demand for investment products.

Our success in mortgage broking allows us to focus on selective lending and provides a strong business model in the highly competitive UK mortgage market."

Disclaimer

This release contains forward-looking statements. These statements involve risk and uncertainty, as the factors that support the statements depend on circumstances that may or may not occur in the future. Actual results could differ materially from those expressed or implied by these forward looking statements. Nothing contained in this statement should be taken as a profit forecast.

If you would like to discuss the information in this statement, please contact:

Investor Relations
Phillip McLelland
020 7067 5509

Investor Relations Advisers
Macmaster & Company
Kirsten Hendrie
020 7493 9500

Media Relations
Ian Darby 020 7067 5614
Siobhan Hotten 020 7067 5627

Media Relations Advisers
Tulchan Communications
Kate Inverarity
020 7353 4200